

Mail Stop 3720

November 8, 2007

VIA U. S. Mail and FAX (818) 591-6320
Mr. Charles Prast
Chief Executive Officer
Interactive Television Networks
2341 Ventura Boulevard, Suite 101
Woodlands Hills, California 91364

      Re: **Interactive Television Networks**
                Form 10-KSB for the Fiscal Year Ended December 31, 2006
                Filed April 24, 2007

                Forms 10-QSB for the Fiscal Quarter Ended June 30, 2007
                File No. 0-50122

Dear Mr. Prast:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 18

1. We note that you incurred a loss on content agreement in connection with your investment in a project related to the content agreement with NBC Universal. Tell us the nature of the costs related to this investment.

Operating Expenses, page 20

2. We note your statements that your net losses have been "materially distorted by non-cash accounting adjustments …" and that "as a result of these derivative-based financial statement adjustments that do not reflect (y)our actual operations during the past two fiscal years, (y)our GAAP net income has fluctuated significantly from (y)our actual operating losses." Please revise to delete these statements.

Equity Compensation Plan Information, page 42

3. We note that the Board of Directors adjusted the market price of your common stock to determine the compensation expense. It appears to us that the market price and not the adjusted market price of your common stock should be used in determining the compensation expense. Please tell us why it is appropriate to adjust the market price to determine the compensation expense. Refer to your basis in the accounting literatures.

Investment in Marketable Securities, page F-7

4. Per your disclosure on page F-23, marketable securities consist of your investment in IBD securities. Tell us your method and underlying assumptions in your valuation of the IBD securities. Also, tell us how you concluded that the unrealized loss as of December 31, 2006 did not constitute other than temporary decline in fair value. Refer to SAB Topic 5M, paragraph 16 of SFAS 115 and FASB Staff Position Nos. 115-1 and 124-1.

Note 4 – Capitalized Inventory, Net – page F-15

5. We note that you capitalize the ITVN-enable set-top boxes as capitalized inventory and depreciate it over its estimated useful life of two years or over the term of the one-year service agreement. Also, customers are required to return their set-top boxes if they cancel their service at any time under one promotion program and within the one-year term of the service agreement under another promotion program. In this regard, tell us the following:

   a. The terms of the promotion program that requires the customers to return the set-top boxes if they cancel their service at any time.
   b. What happens to the set-top boxes after they are returned? Also, tell us your accounting for these boxes returned under each program.
   c. Your historical set-top boxes return experience for each promotion program.

       d. How you determine the provision for the set-top boxes that may not be returned.

       e. Whether you capitalize other costs (e.g., installation, direct labor) related to the set-top boxes. If so, tell us the nature of each cost capitalized. We note your disclosures on page 18.

       f. Whether the costs of the set-top boxes and any other costs to provide the service can be recovered over the initial one-year term of the service agreement.

       g. We note your disclosure on page 18 that until August 2006, you sold set-top boxes to subscribers at a low price. Tell us if the low price exceeds the costs of these boxes. If not, tell us how you are accounting for excess costs over the related set-top box revenues.

       h. The historical experience of the collection agency collecting $99.95 from your customers for the set-top boxes not returned to you. The portion of the $99.95 you receive from the collection agency. Also, tell us how you are accounting for this transaction.

Note 7 – Convertible Notes, Payable, page F-18

6. We note herein and elsewhere in your filing that you utilized an independent financial valuation advisory firm to assist in the determination of the fair value of your warrants and derivatives. While you are not required to make reference to this independent financial valuation advisory firm, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent valuation advisory firm, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to the independent valuation advisory firm in future filings.

Note 14 – Subsequent Events, page F-29

7. We note your disclosure that you entered into a transaction with one of your founders to acquire 1,250 of your set-top boxes at $120 per box on a "Sale or Return basis." Tell us the terms of this "Sale or Return basis" arrangement. Also, tell us how you accounted for this transaction. We note that the retail price of the set-top box is $99.95.

Form 10-QSB for the quarter ended June 30, 2007

Note 3 – Related Party Transactions, page 5

8. Per your disclosure, during the six months ended June 30, 2007, ITVN sold 10,556 of its set-top boxes to BroadShift for $90 each. Tell us what is meant by "[t]hese sales to BroadShift are being effected in anticipation of the sale by ITVN of substantially all of its assets to BroadShift." Tell us if you received any cash in connection with the transaction and how the sale met the conditions in SAB 104. Also, tell us if you are required to deliver the related service. If so, tell us the terms of the arrangement.

Note 4 – Asset Purchase Agreement with BroadShift, page 6

9. Confirm to us that the impairment test you performed under SFAS 144 resulted in no impairment.

Note 4 – Asset Purchase Agreement with BroadShift, page 6

10. Tell us why the amount of your obligation under the MLB programming agreement is "undeterminable at this time" and "will be tied to future services provided" to you by MLB. We note that MLB has demanded payment of $450,000 plus applicable interest. Refer to your basis in the accounting literature. It is unclear to us if the payment amount was determined based on a provision in the MLB programming agreement.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director